UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Rule 23c-3 thereunder

In the Matter of the Application of:

EVERGREEN FIXED INCOME FUND

REVERE CAPITAL MANAGEMENT LP

Please send all communications, notices and orders regarding this Application to:

Stephen Kyllo

President

Evergreen Fixed Income Fund

1290 Broadway, Suite 1000

Denver, CO 80203

Telephone:    (800) 234-0556

With copies to:

Andrew Davalla

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

Telephone: (216) 566-5706

As filed with the Securities and Exchange Commission on November 10, 2026

TABLE OF CONTENTS

I. THE PROPOSAL	3
II. STATEMENT OF FACTS	3
A. The Fund	3
B. The Adviser	5
C. The Distributor	5
D. Other Requirements for a Rule 23c-3 Fund	5
III. EXEMPTIONS REQUESTED	7
IV. COMMISSION AUTHORITY	9
V. DISCUSSION	9
A. Background	9
B. Monthly Repurchases	11
1. Monthly Repurchase Offers	11
2. The Repurchase Adjustment	11
3. Additional Tendered Shares	12
4. Notification Period	12
5. Payment	12
6. Future Funds	13
VI. APPLICANTS' CONDITIONS	13
VII. CONCLUSION	14

I. THE PROPOSAL

Evergreen Fixed Income Fund (the “Fund”), a Delaware statutory trust organized on [   ], 2026, and Revere Capital Management LP (the “Adviser” and, together with the Fund, the “Applicants”), hereby submit this Application (the “Application”) for an Order (the “Order”) under Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 23c-3 thereunder (“Rule 23c-3”), to permit the Fund (and any future registered closed-end management investment company or business development company that has elected to be regulated as a business development company under the 1940 Act that (i) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and (ii) operates as an interval fund pursuant to Rule 23c-3 (each, a “Future Fund” and, together with the Fund, the “Funds”)) to:

(For purposes of this Application, “successor in interest” means only an entity that results from reorganization into another jurisdiction or a change in the type of business organization.)

(a) make repurchase offers to its shareholders on a monthly basis, rather than every three months as currently required by Rule 23c-3(a)(1);

(b) offer to repurchase not less than 2% of outstanding shares at net asset value (“NAV”) each month, rather than not less than 5% of outstanding shares at NAV as currently required by Rule 23c-3(a)(3), subject to a “Repurchase Adjustment” (as defined below);

(c) provide notification to shareholders of each repurchase offer no less than 7 and no more than 14 calendar days before the repurchase request deadline, rather than no less than 21 and no more than 42 calendar days before the repurchase request deadline as currently required by Rule 23c-3(b)(4); and

(d) permit each Future Fund to rely on the Order without the need to obtain a separate order.

Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this Application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided in the requested Order, the Funds will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

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II. STATEMENT OF FACTS

A. The Fund

The Fund is a non-diversified, closed-end management investment company organized as a Delaware statutory trust on [   ], 2026. The Fund is registered under the 1940 Act and has filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act. The Fund intends to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act.

The Fund’s investment objective is to generate current income consistent with preservation of capital. The Fund seeks to achieve its investment objective by investing in (1) mezzanine investments in commercial real estate loans and (2) short duration bond funds and exchange-traded funds (“ETFs”), investment-grade corporate bonds and money market funds. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities.

The Fund currently offers one class of shares (Class I shares). The Fund’s shares are offered on a continuous basis at NAV plus any applicable sales load. The shares are not offered or traded in a secondary market and are not listed on any securities exchange. The Fund does not currently offer an exchange feature.

The Fund currently has a fundamental policy of making monthly repurchase offers pursuant to Rule 23c-3 for no less than 5% of the Fund’s shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements. The Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

To the extent the Fund receives the requested Order, the Fund’s Board of Trustees may, in the future, determine to adopt a fundamental policy of making monthly repurchase offers of not less than 2% of the common shares outstanding on the repurchase request deadline subject to the Repurchase Adjustment. Prior to relying on the requested Order, the Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to adopt a fundamental policy to permit monthly repurchase offers subject to the Repurchase Adjustment.

If the Fund relies on the requested Order, the Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its shares at NAV, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1).

The Fund’s fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of the Fund’s outstanding voting securities.

Monthly repurchase offers shall be for an amount not less than 2% (subject to the Repurchase Adjustment), but in no event less than 5% nor more than 25% of the shares outstanding during any three-month period in accordance with any exemptive relief granted by the Commission.

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In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund’s outstanding voting securities to the adoption of such policy.

A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order. A Future Fund’s repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its shares at NAV, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund’s fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund’s outstanding voting securities.

The Fund’s principal office is located at [   ]. The Fund’s Board of Trustees (the “Board”) consists of four Trustees, three of whom are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act (the “Independent Trustees”): Kate Davis, Felix Rivera, and Patrick Seese. Stephen Kyllo serves as the interested Trustee and Chairman of the Board.

B. The Adviser

Revere Capital Management LP (the “Adviser”) is a Texas limited partnership formed in 2012 and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the investment adviser to the Fund and is responsible for the day-to-day management of the Fund’s portfolio. The Adviser is located at 5910 N Central Expressway, Suite 1600, Dallas, Texas 75206.

In consideration for the advisory services provided by the Adviser, the Fund pays the Adviser a management fee at an annual rate of 0.45% of the Fund’s average daily net assets.

C. The Distributor

ALPS Distributors, Inc. (the “Distributor”) serves as the principal underwriter and distributor of the Fund’s shares. The Distributor is located at 1290 Broadway, Suite 1000, Denver, Colorado 80203. The Distributor is a registered broker-dealer and a member of FINRA. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares but will use its best efforts to sell such shares.

ALPS Fund Services, Inc. (the “Administrator”), an affiliate of the Distributor, serves as the Fund’s administrator. SS&C GIDS, Inc. serves as the Fund’s transfer agent.

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D. Other Requirements for a Rule 23c-3 Fund

Except for the provisions from which the requested Order would provide relief, the Fund will comply with all provisions of Rule 23c-3. The following describes the Fund’s compliance with the principal requirements of Rule 23c-3(b).

(a) NOTIFICATION (b)(4). Upon commencing monthly repurchase offers pursuant to the requested Order, the Fund will provide shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen calendar days before each repurchase request deadline. Each Fund’s notification will include all information required by Rule 23c-3(b)(4)(i). As a condition of the relief requested, the Fund will make payment for shares repurchased in the previous month’s repurchase offer at least five business days before sending notification of the next repurchase offer. The Fund will file copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to shareholders as required by Rule 23c-3(b)(4)(ii).

(b) REPURCHASE AT NAV / PAYMENT (b)(1). Pursuant to Rule 23c-3(b)(1), the Fund will repurchase shares for cash at the NAV determined on the repurchase pricing date and will pay the holders on or before the repurchase payment deadline, which will be no later than seven calendar days after the repurchase pricing date, unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). The Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. The Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The Fund will not condition a repurchase offer upon tender of any minimum amount of shares.

(c) PRO RATION (b)(5). The Fund will comply with the pro ration and other allocation requirements applicable if shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5).

(d) TENDER WITHDRAWAL (b)(6). The Fund will permit tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6).

(e) NAV COMPUTATION (b)(7). The Fund will compute the NAV for its shares in accordance with Rule 23c-3(b)(7).

(f) SUSPENSION/POSTPONEMENT (b)(3). The Fund will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its Trustees, including a majority of its Independent Trustees, and only under the limited circumstances specified by Rule 23c-3(b)(3)(i).

(g) DISINTERESTED TRUSTEES (b)(8). At least a majority of the Trustees of the Fund will be persons who are not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and the selection or nomination of those Trustees is committed to the discretion of the Independent Trustees in accordance with Rule 23c-3(b)(8)(i). The Fund will comply with Rule 23c-3(b)(8)’s requirements with respect to its Independent Trustees and their legal counsel.

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(h) SENIOR SECURITIES (b)(9). Any senior security issued by the Fund or other indebtedness of the Fund will either mature by the next repurchase pricing date or provide for the Fund’s ability to call, repay or redeem such senior security or other indebtedness by the repurchase pricing date, either in whole or in part without penalty or premium, as necessary to permit the Fund to complete the repurchase offer in compliance with the asset coverage requirements of Section 18 of the 1940 Act and in accordance with Rule 23c-3(b)(9).

(i) LIQUIDITY (b)(10). In accordance with Rule 23c-3(b)(10), from the time the Fund sends its notification to shareholders of the repurchase offer until the repurchase pricing date, a percentage of the Fund’s assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline. The Board will adopt written procedures reasonably designed, taking into account current market conditions and the Fund’s investment objectives, to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and with the liquidity requirements described above.

(j) SALES LITERATURE (b)(11). The Fund and the Distributor will comply as if the Fund was an open-end investment company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, or intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

In accordance with Rule 23c-3, between each repurchase request deadline and the next repurchase pricing date, the Fund will not (i) make any distributions or dividend payments (except to the extent such distributions or dividend payments are required to maintain the Fund’s status as a regulated investment company), (ii) issue any securities (except as part of a dividend reinvestment plan), or (iii) purchase any of its outstanding shares other than pursuant to the repurchase offer. Additionally, the Fund will not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Independent Trustees.

III. EXEMPTIONS REQUESTED

Applicants request exemptions from Section 23(c) of the 1940 Act and from Rule 23c-3(a)(1), Rule 23c-3(a)(3), and Rule 23c-3(b)(4), to the extent necessary to permit the Funds to make monthly repurchase offers, use a 2% monthly minimum subject to the Repurchase Adjustment, use a shortened notification period, and permit Future Funds to rely on the requested Order.

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Section 23(c) of the 1940 Act provides in full: “No registered closed-end investment company shall purchase any securities of which it is the issuer, except (1) on a securities exchange, or otherwise than on a securities exchange in accordance with such rules and regulations as the Commission may permit as necessary or appropriate in the public interest or for the protection of investors; (2) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased, or, with the consent of holders of a majority of such securities, at such price as may be agreed upon with such holders; or (3) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.”

Repurchase offers made pursuant to the tender exception in Section 23(c)(2) are considered issuer tender offers and are subject to the applicable rules under the Securities Exchange Act of 1934, including Rules 13e-4 and 14e-1.

Rule 23c-3 provides an exemption from Section 23(c) for repurchases by eligible closed-end funds that satisfy the Rule’s conditions. Rule 23c-3(a)(1) defines a “periodic interval” as an interval of three, six, or twelve months.

In connection with adopting Rule 23c-3, the Commission adopted corresponding amendments to Rule 10b-6, now Rule 102(b)(2) of Regulation M, and Rule 13e-4 of the Exchange Act and Regulation 14E, exempting repurchases made in accordance with Rule 23c-3.

The Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act to permit continuous or delayed offerings by funds relying on Rule 23c-3.

Based on the requested relief, the Fund (and any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

(a) make repurchase offers on a monthly basis;

(b) offer to repurchase not less than 2% of outstanding shares at NAV each month, subject to the “Repurchase Adjustment”;

(c) send notification to shareholders of each monthly repurchase offer no less than 7 and no more than 14 calendar days before each repurchase request deadline; and

(d) permit each Future Fund to rely on the requested Order.

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IV. COMMISSION AUTHORITY

Section 6(c) of the 1940 Act provides, in relevant part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule thereunder, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c)(3) of the 1940 Act authorizes the Commission to issue rules and regulations and orders that permit a closed-end investment company to repurchase its shares under circumstances the Commission determines to be appropriate for the protection of investors. The requested Order is sought under this authority.

Pursuant to Section 23(c)(3), the Commission adopted Rule 23c-3, which permits a closed-end investment company known as an “interval fund” to make periodic repurchase offers at NAV, subject to specified conditions.

Rule 23c-3(a)(1) requires a fund making periodic repurchase offers to do so at periodic intervals of three, six, or twelve months. Rule 23c-3(a)(3) requires each repurchase offer amount to be not less than 5% and not more than 25% of the fund’s outstanding shares on the repurchase request deadline. Rule 23c-3(b)(4) requires the fund to send notification to each shareholder of record about a repurchase offer no less than 21 and no more than 42 days before the repurchase request deadline.

Applicants request that the Commission, pursuant to Sections 6(c) and 23(c)(3) of the 1940 Act, grant the Funds exemptive relief from the provisions of Rule 23c-3 described in this Application.

V. DISCUSSION

A. Background

In May 1992, the Division of Investment Management of the Commission published a study entitled “Protecting Investors: A Half Century of Investment Company Regulation” (the “Protecting Investors Study”). The Protecting Investors Study described the 1940 Act’s rigid classification system, under which investment companies were generally treated as either open-end funds or closed-end funds, and discussed the need for greater flexibility in the regulation of investment companies. See Protecting Investors Study at 421. The study recommended that the Commission adopt a rule permitting closed-end investment companies to make periodic offers to repurchase their shares at NAV.

The Protecting Investors Study noted that periodic repurchase offers could provide shareholders with some of the liquidity benefits of open-end funds while allowing fund managers to invest in less liquid securities. See Protecting Investors Study at 424. The study also discussed “prime rate funds” as the prototype for the interval concept and described the need to move beyond the rigid classification system. See Protecting Investors Study at 439-40. These funds occupied a position between traditional open-end and closed-end forms and demonstrated how periodic liquidity could be provided without requiring daily redemptions.

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The Commission subsequently proposed Rule 23c-3 to chart new territory between the open-end and closed-end forms by permitting a closed-end fund to offer periodic liquidity at NAV subject to safeguards. See Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”). The proposed framework was intended to provide investors with meaningful liquidity while preserving a portfolio manager’s ability to invest in less liquid assets.

In 1993, the Commission adopted Rule 23c-3. See Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). Rule 23c-3 established the interval-fund framework, including periodic repurchase intervals of three, six, or twelve months, repurchase offers of not less than 5% and not more than 25% of outstanding shares, and specified notification, pricing, payment, liquidity, and governance protections.

Precedent exists for the granting of exemptive relief to permit funds other than “prime rate” interval funds to engage in repurchases on a monthly basis. The Commission has granted relief where the conditions preserved meaningful liquidity and addressed the operational and investor-protection concerns underlying Rule 23c-3.

CypressTree Asset Management Corporation Inc., et al., Investment Company Act Release Nos. 23020 (Feb. 4, 1998) (notice) and 23055 (Mar. 3, 1998) (order).

ING Pilgrim Investments, LLC, et al., Investment Company Act Release Nos. 25167 (Sep. 21, 2001) (notice) and 25212 (Oct. 17, 2001) (order).

Van Kampen Asset Management, et al., Investment Company Act Release Nos. 27317 (May 12, 2006) (notice) and 27390 (June 7, 2006) (order).

Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Investment Company Act Release Nos. 32866 (Oct. 23, 2017) (notice) and 32902 (Nov. 20, 2017) (order).

Weiss Strategic Interval Fund, et al., Investment Company Act Release Nos. 33101 (May 21, 2018) (notice) and 33124 (June 18, 2018) (order).

Arca U.S. Treasury Fund, et al., Investment Company Act Release Nos. 34026 (Sep. 24, 2020) (notice) and 34055 (Oct. 20, 2020) (order).

Lord Abbett Floating Rate High Income Fund, et al. (2021), Investment Company Act Release Nos. 34308 (June 22, 2021) (notice) and 34336 (July 19, 2021) (order).

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Voya Senior Income Fund, et al., Investment Company Act Release Nos. 34609 (June 3, 2022) (notice) and 34640 (June 29, 2022) (order).

Oaktree Fund Advisors, LLC, et al., Investment Company Act Release Nos. 35162 (March 22, 2024) (notice) and 35174 (April 19, 2024) (order).

Lord Abbett Credit Opportunities Fund, et al. (2025), Investment Company Act Release Nos. [___] ([___], 2025) (notice) and [___] ([___], 2025) (order).

B. Monthly Repurchases

Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The requested relief preserves the substantive safeguards of Rule 23c-3 while allowing the Funds to provide more frequent, predictable liquidity through a monthly repurchase program.

1. Monthly Repurchase Offers

The Fund currently has a fundamental policy of making monthly repurchase offers pursuant to Rule 23c-3. The requested relief would permit the Fund to continue making monthly repurchase offers while reducing the minimum repurchase offer amount from 5% to 2% per month, subject to the Repurchase Adjustment described below. Applicants believe that monthly repurchase offers provide shareholders with greater liquidity than quarterly repurchase offers, even if the per-offer minimum is reduced, because shareholders have more frequent opportunities to tender their shares.

The more frequent repurchase schedule benefits shareholders by permitting them to realize their investment at NAV on a monthly, rather than quarterly, basis. This increased frequency is particularly beneficial for shareholders who may have unexpected liquidity needs and who would otherwise need to wait up to three months for the next repurchase offer.

2. The Repurchase Adjustment

Although Applicants seek to reduce the minimum monthly repurchase offer amount to 2%, the Fund will employ a “Repurchase Adjustment” to ensure that, over any rolling three-month period, the Fund offers to repurchase at least 5% of its outstanding shares. Specifically, in any three-month period, if the first two monthly repurchase offers are each for 2% of outstanding shares (for a total of 4%), the third monthly repurchase offer in such period will be for at least the remaining percentage needed to bring the total to no less than 5% of outstanding shares (i.e., at least 1% for the third month).

The Repurchase Adjustment ensures that shareholders will have the same or greater opportunity to tender their shares over any rolling three-month period as they would under a quarterly repurchase program with a 5% minimum. Thus, the requested relief does not diminish the liquidity available to shareholders in the aggregate; rather, it provides shareholders with more frequent opportunities to access that liquidity.

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Consistent with Rule 23c-3(a)(3), the aggregate repurchase offer amount over any three-month period will not exceed 25% of outstanding shares.

Applicants’ requested Order differs from the Oaktree, Voya, Lord Abbett, Arca, Weiss, and Blackstone orders, each of which permits a 5% monthly minimum and not more than 25% of outstanding shares in any three-month period. Applicants’ requested Order differs from those precedents in that each Fund would make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase amount of not less than 2% of the shares outstanding on the repurchase request deadline, subject to the Repurchase Adjustment. Applicants submit that such monthly repurchase amount does not raise new policy concerns and is consistent with the policies underlying Rule 23c-3 because shareholders would be offered at least the same level of quarterly liquidity as would be provided to shareholders in a fund utilizing a 5% quarterly repurchase offer.

3. Additional Tendered Shares

Consistent with Rule 23c-3(b)(5), the Board may, in its discretion, increase the number of shares that may be tendered in a repurchase offer by an amount not exceeding 2% of the outstanding shares of the Fund on the repurchase request deadline, provided that the Fund may not increase the number of shares that may be tendered in connection with repurchase offers made during any three-month period by more than 2% of the outstanding shares of the Fund.

4. Notification Period

Rule 23c-3(b)(4) currently requires that a fund send notification to each shareholder of record about each repurchase offer no less than 21 and no more than 42 days before the repurchase request deadline. Applicants request relief to permit the Funds to send such notification no less than 7 and no more than 14 calendar days before each repurchase request deadline. At the time of adoption, the Commission declined to include monthly repurchases in Rule 23c-3. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer. See Adopting Release at 28-29.

Applicants believe that this concern is one of logistics rather than substance. The requested proposal addresses the logistical concern by requiring completion of the prior month’s repurchase payment before the next notification is sent and by shortening the notification period to match the monthly schedule.

Applicants believe that the shortened notification period is appropriate because monthly repurchase offers are more frequent and predictable, the 21-to-42-day period was designed for less frequent repurchase intervals, and the shortened period is consistent with notification periods approved by the Commission in prior exemptive orders for monthly repurchase funds.

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5. Payment

Under the proposed schedule, the repurchase pricing date normally will be the same date as the repurchase request deadline, and pricing will be determined after the close of business on that date. The Fund intends to make payment by the fifth business day or seventh calendar day, whichever period is shorter, following the repurchase pricing date, and in all events at least five business days before the Fund sends notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

The Fund’s procedures will provide that the Board will be informed of the number of repurchase requests made in the previous repurchase offer—which repurchases will have been completed—at the time the Board determines the repurchase offer amount for the current month. The Board will also be informed of the number of shares sold since the prior repurchase offer.

6. Future Funds

Applicants request that any Future Fund be permitted to rely on the Order without the need to obtain a separate order. Any Future Fund that relies on the Order will comply with all of the terms and conditions of the Application. Applicants believe that the requested relief regarding Future Funds is appropriate because: (a) the terms and conditions of the Order will apply equally to any Future Fund; (b) requiring each Future Fund to obtain a separate order would result in unnecessary delay and expense without providing any additional protection to shareholders; and (c) the Commission has routinely granted such prospective relief in prior orders.

The requested relief is in the public interest because it would give shareholders more frequent and predictable opportunities to obtain liquidity at NAV without reducing the minimum quarterly liquidity protection provided by Rule 23c-3. The requested relief also is consistent with Section 23(c)(3) because repurchases will be made pursuant to uniform procedures and will not unfairly discriminate against any holders of the class of securities to be purchased.

VI. APPLICANTS' CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

(a) Each Fund will make monthly repurchase offers for not less than 2% of its outstanding shares at NAV. In addition, each Fund will employ a Repurchase Adjustment such that, in each rolling three-month period, the Fund will offer to repurchase no less than 5% and no more than 25% of the outstanding shares of the Fund. For purposes of the foregoing sentence, the Fund will look back to the two prior monthly repurchase offers to determine the size of the current monthly repurchase offer. If a Fund has been in operation for less than three months, the aggregate repurchase offer amount for the number of months the Fund has been in operation will be at least equal to the product of the per-month minimum required amount times the number of months the Fund has been in operation.

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(b) Payment for repurchased shares will be made no later than 5 business days before the Fund sends notification of the next repurchase offer.

(c) Each Fund will send notification of each monthly repurchase offer no less than seven and no more than fourteen calendar days before the repurchase request deadline and will file a copy of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to shareholders.

Applicants represent that each Fund will comply with all provisions of Rule 23c-3 other than those from which an exemption has been granted.

VII. CONCLUSION

For the reasons set forth above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and thus meet the standards of Section 6(c).

Applicants therefore respectfully request that the Commission issue an Order granting the relief requested herein.

Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased.

Finally, Applicants submit that the relief requested is substantially consistent with that previously provided by the Commission in the Oaktree, Lord Abbett, Voya, Arca, Weiss, Blackstone, Van Kampen, Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants represent that the requirements of Rule 0-2(c)(1) under the 1940 Act relating to the execution and filing of this Application have been satisfied.

Pursuant to Rule 0-2(f) under the 1940 Act, the address of each Applicant and the persons to whom all communications concerning this Application should be directed are set forth on the cover page of this Application.

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Applicants have authorized the filing of this Application with the Commission and have authorized [___] and all other attorneys at Thompson Hine LLP to sign and file this Application and any amendments thereto on behalf of each Applicant.

All requirements of the charter documents of the Fund relating to the filing of this Application have been complied with, and the persons signing and filing this Application are authorized to do so on behalf of the Fund.

[Remainder of page intentionally left blank]

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Applicants have caused this Application to be duly signed on their behalf on the 9th day of November, 2026.

EVERGREEN FIXED INCOME FUND

By: /s/ Stephen Kyllo

Name: Stephen Kyllo

Title: President

REVERE CAPITAL MANAGEMENT LP

By: /s/ Clark Briner

Name: Clark Briner

Title: Principal
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EXHIBIT A

BOARD RESOLUTIONS

RESOLUTIONS OF THE BOARD OF TRUSTEES OF EVERGREEN FIXED INCOME FUND

The undersigned, being the Secretary of Evergreen Fixed Income Fund (the “Fund”), hereby certifies that the following resolutions were duly adopted by the Board of Trustees of the Fund at a meeting duly called and held on August 18, 2026, at which a quorum was present and acting throughout:

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed, in the name and on behalf of the Fund, to prepare, execute and file with the Securities and Exchange Commission an Application (the “Application”) for an Order pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940, as amended, and Rule 23c-3 thereunder, requesting exemptive relief to permit the Fund to make monthly repurchase offers of not less than 2% of outstanding shares at net asset value, subject to a Repurchase Adjustment ensuring at least 5% over any rolling three-month period, and to modify the notification period for such offers;

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take all such further actions and to execute and deliver all such further instruments and documents as may be necessary or desirable to carry out the intent and purposes of the foregoing resolutions; and

RESOLVED, that all actions previously taken by any officer of the Fund in connection with the matters contemplated by the foregoing resolutions are hereby ratified, confirmed and approved in all respects.

Secretary: /s/ Camilla Nwokonko

Date: November 9, 2026

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EXHIBIT B

VERIFICATIONS

VERIFICATION OF EVERGREEN FIXED INCOME FUND

The undersigned states that he or she has duly executed the attached Application dated November 9, 2026, for and on behalf of Evergreen Fixed Income Fund; that he is the President of Evergreen Fixed Income Fund; and that all action by the Board of Trustees and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Name: /s/ Stephen Kyllo

Title: President

Date: November 9, 2026

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VERIFICATION OF REVERE CAPITAL MANAGEMENT LP

The undersigned states that he or she has duly executed the attached Application dated November 9, 2026, for and on behalf of Revere Capital Management LP; that he of Revere Capital Management LP; and that all action by partners, members, or other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Name: /s/ Clark Biner

Title: Principal

Date: November 9, 2026

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